                                                                  EXHIBIT T3E-20




                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY


                   CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS



            THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1999 AND 1998




                                                                [SAFEGUARD LOGO]

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY

                   CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

        FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1999 AND 1998


                                TABLE OF CONTENTS


                                                                                                            Page
                                                                                                            ----
         Letter to Stockholders and Bondholders                                                             1 - 4

         Financial Statements & Notes                                                                      5 - 11

             The accompanying unaudited interim consolidated financial statements were prepared on a consistent basis utilizing the accounting policies described in the Summary of Significant
             Accounting Policies included in the notes to the consolidated financial statements in the Company's 1998 Annual Report. These policies and the Notes to Consolidated Financial Statements should be read in conjunction with the accompanying statements. These interim statements have been drawn from unaudited internal data and include all adjustments, which the Company believes necessary to a fair presentation of the statements. The interim operating results are not necessarily indicative of the results expected for the full year.


         Management's Discussion and Analysis of Financial, Condition                                     12 - 15
             and Results of Operations

                     [SAN JACINTO HOLDINGS INC. Letterhead]




                                 August 16, 1999


TO ALL STOCKHOLDERS AND BONDHOLDERS:

         Enclosed are the unaudited financial statements of San Jacinto Holdings, Inc. (the "Company") and its operating subsidiary, Safeguard Business Systems, Inc. ("Safeguard") for the fiscal period ended June 30, 1999. Operating earnings (EBITDA) totaled $6.3 million for the six months ended June 30, 1999, flat from the same period in 1998. Although sales have been relatively flat from last year, operating earnings (EBITDA) totaled $2.8 million in the second quarter of 1999 compared to $3.3 million on a comparable basis for 1998. Operating earnings for the second quarter have declined due to increased commissions and shift in the product mix and its impact on margins. There are modest sales from the Company's Network Expansion program realized in the second quarter, as seven transactions closed during the second quarter of 1999. For additional information please review the Management's Discussion and Analysis following the financial statements and footnotes in this Report.

                                    OVERVIEW

         During the second quarter the Company continued to advance its opportunities to grow sales through Network Expansion. Additionally, having completed its Year 2000 update in the first quarter, the Company is following up on vendors with whom it conducts business with to ensure their compliance with the Year 2000 issue. The Company also continued a system wide focus on customer service in an effort to strengthen its ties to the small business marketplace. This focus will be continued into 2000 and will remain a critical element of Safeguard's strategic direction for the future.

                              RESULTS OF OPERATIONS

         Net sales for the second quarter of 1999 were $41.3 million, down 0.7% from $41.6 million for the comparable period in 1998. This modest decline reflects a 6.2% decline in One-Write sales from $15.4 million in the second quarter of 1998, to $14.4 million for the second quarter of 1999, and a 14.8% decline in computer form sales from $10.1 million to $8.6 million. While the decline in One-Write products has lessened from its previous declines, computer forms have accelerated their decline as more small business customers' shift to laser products. For this reason our Laser growth continues at a 26.8% growth over comparable sales in 1998.

         With regard to pricing issues, during 1998, Safeguard reduced prices on its computer forms products to remain competitive with the marketplace. Additionally Safeguard announced a price increase on its One-Write products at the end of 1998, and implemented an approximate 6% increase beginning in the first quarter of 1999. Safeguard is implementing an additional price increase in the third quarter of 1999 to offset the increases in some of its material costs. Additionally, sales from sourced products were $8.3 million, up 6.7% from the $7.8 million recorded in the second quarter of 1998. Envelopes were essentially flat at $2.4 million compared to the second quarter of 1998.

         The Company has placed a greater emphasis with its distribution channel on manufactured products, due to the impact that such sales have on absorbing overhead built into the financial structure of the Company. One of the tools utilized to emphasize manufactured products was a form of additional compensation for growth in manufactured products. During the second quarter of 1999 an additional $2.0 million in sales were generated through this program.

         Selling and administrative expenses have increased from the comparable period in 1998 from $19.9 million to $20.2 million. This increase was occasioned by the additional commissions generated on new sales of products manufactured by the Company.

         Earnings before interest, taxes and amortization ("EBITA") has decreased 28.5%, from $2.5 million in 1998 to $1.8 million in 1999, primarily due to the drop in sales from manufactured products from the previous year. EBITDA (EBITA plus depreciation) has decreased by 14%, from $3.3 million in 1998 to $2.8 million in 1999.

         Amortization expense has remained flat in the comparable quarterly period in 1999 and 1998. Interest expense was 7.1% lower than the amount in 1998 due to the reduced levels of borrowing caused by reductions in our borrowings and slight reduction in borrowing rates under the working capital line of credit. Thus the loss from continuing operations increased from $1.3 million in 1998, to $1.8 million for the quarter ended June 30, 1999.

                                NETWORK EXPANSION

         During the second quarter the Company continued to focus on Network Expansion, a program for the expansion of sales volume through either integration of new business into existing distributorships or the addition of new distributors to Safeguard. As the second quarter of 1999 ended, seven integration transactions had closed and ten more were scheduled to close within 60 days. Safeguard continues to believe that there is a significant amount of additional business through consolidations of the channel within North America, and that growth in sales volume can be generated through this program. Clearly though, the process has taken longer than initially anticipated. All of the expansion has occurred within the existing distribution channel in transactions referred to as "integrations". These transactions occur through the integration of an existing book of business from an independent dealer into a Safeguard distributor. Safeguard does not advance funds on these transactions and the business is brought into Safeguard through renewals of the existing business. The direct benefit of new sales is that additional volume will absorb fixed overhead and excess capacity within the Safeguard infrastructure.

                                PRODUCT PLATFORM

         Safeguard continues to remind distributors that our profit margins are derived from the sale of manufactured products. The Company provides many services at either very little cost or no cost to distributors because they are the Company's only channel to the small business market. The Company's business model is not designed to support the sale of products through Sourced Products which could either be manufactured by the Company, or sold through a Standard Program.

         The Company supports the concept of Sourced Products as a means of allowing distributors to service their customers with other products which are neither manufactured nor set up as Alliance products. The fees charged for this service, however, do not provide sufficient profit margins to allow Safeguard to provide some of the many services currently provided to Safeguard. A joint communique from the United Safeguard Distributors Association ("USDA") Board and Safeguard was issued in May of this year setting forth our position on this issue.

         It is Safeguard's position that when we manufacture a product, it is a violation of the fundamental relationship between distributors and Safeguard if a product is sold to a customer through Sourced Products. As Safeguard's only channel to the marketplace, this is the primary tenet upon which this business model is predicated, and has been so since the Company was founded.

                            EAST COAST CONSOLIDATION

         During the second quarter of 1999, the Company consolidated its contact centers from its MSC facility to its Fort Washington facility. Additionally the Company finalized the consolidation of its Tustin, California operations to its facility in Los Angeles and its facility in Fort Washington, Pennsylvania. The facility in Tustin has been subleased to an independent party and the expense savings from this transaction should approximate $1 million per annum.

                            REGIONAL BUSINESS FORUMS

         During the second quarter of 1999 the Company successfully completed its Regional Business Forums ("RBF's). These RBF's were held in fourteen cities throughout North America and were extremely well received by all distributors based upon the evaluation forms received. Safeguard is committed to these local forums as a means of meeting with distributors in their marketplace to provide training, information, and recognition for their successes in sales growth. These forums will continue into the year 2000 and will most likely encompass tours of the Plants as Safeguard attempts to raise the level of recognition of the Company's capabilities and level of service.

                          CUSTOMER SERVICE INITIATIVES

         The Company has established a Customer Service initiative that focuses on improving many of the operational areas that interface with the distribution channel and the customer base. The Company has recently begun consolidating the contact center environments in its eastern plants to the administrative center in Fort Washington, Pennsylvania. The purpose for this consolidation is to improve the level of service which distributors and customers receive when they contact Safeguard. The Company is committed to helping its independent distributors provide quality products and exemplary service in its efforts to improve customer retention, as well as improve its future sales levels.

         The Company will continue to improve its operations through automation of Sourced Products sales, improved CMS technology; growth in sales and profitability through network expansion; identify and integrate new products to manufacture; and maintain our commitment to our independent distributor network where together, "We help small business succeed" in their efforts to grow and prosper.


         /s/ Elvis L. Mason                  /s/ Michael D. Magill
         -------------------------           -------------------------
             Elvis L. Mason                      Michael D. Magill
             Chairman of the Board               President & CEO

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                                 ($000 omitted)
                                   (Unaudited)


                                                                        June 30,       December 31,
                                                                          1999             1998
                                                                          ----             ----
                                              ASSETS

Current assets:
      Cash and cash equivalents                                        $     980        $     639
      Receivables less allowances                                         19,099           20,055
      Inventories                                                          5,805            6,985
      Other current assets                                                 1,645              861
                                                                       ---------        ---------
             Total current assets                                         27,529           28,540
Property, machinery and equipment                                         10,967           12,179
Excess purchase price over net assets acquired                            39,611           40,332
Other assets                                                               1,151            1,547
                                                                       ---------        ---------
             Total assets                                              $  79,258        $  82,598
                                                                       =========        =========

                             LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
       Current debt obligations                                        $   7,301        $   6,978
       Accounts payable                                                   15,466           15,593
       Accrued expenses                                                    8,874            8,073
                                                                       ---------        ---------
               Total current liabilities                                  31,641           30,644
Long-term debt                                                            98,494          100,703
Other liabilities                                                         10,257            9,383

Commitments and contingencies

Stockholders' deficiency:
         Preferred stock:
           $5.00 Junior Preferred Stock, par value $.01 a share;
                 Authorized 1,000,000 shares, $5 cumulative
                  No shares issued and outstanding
         Common stockholders' equity:
           Common stock, par value $.01 a share;
                 Authorized 2,000,000 shares,
                  Issued and outstanding 1,052,384 shares                     11               11
         Additional paid-in capital                                       94,143           94,143
         Deficit                                                        (153,925)        (150,950)
         Accumulated other comprehensive loss                             (1,363)          (1,336)
                                                                       ---------        ---------
               Total stockholders' deficiency                            (61,134)         (58,132)
                                                                       ---------        ---------
               Total liabilities and stockholders' deficiency          $  79,258        $  82,598
                                                                       =========        =========



                 See notes to consolidated financial statements

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 ($000 omitted)
                                   (Unaudited)


                                                           Three Months                     Six Months
                                                          Ended June 30,                  Ended June 30,
                                                          --------------                  --------------
                                                       1999            1998            1999            1998
                                                       ----            ----            ----            ----
Net Sales                                            $ 41,337        $ 41,641        $ 83,283        $ 83,894
Cost of sales                                          19,659          19,699          39,164          39,825
                                                     --------        --------        --------        --------
Gross profit                                           21,678          21,942          44,119          44,069
Selling and administrative expense                     20,188          19,904          40,576          40,750
Other income - distributor receivables                   (275)           (430)           (650)           (904)
Amortization expense                                      467             447             974             893
Interest expense                                        3,081           3,316           6,194           6,710
                                                     --------        --------        --------        --------
Loss from continuing operations
  before income taxes                                  (1,783)         (1,295)         (2,975)         (3,380)
Income tax provision                                       --              --              --              --
                                                     --------        --------        --------        --------
Loss from continuing operations                        (1,783)         (1,295)         (2,975)         (3,380)
Discontinued operations:
  Gain on sale of assets                                   --              --              --           6,438
  Income from discontinued operations                      --              --              --             512
                                                     --------        --------        --------        --------

Net income (loss)                                      (1,783)         (1,295)         (2,975)          3,570
Other comprehensive income (loss), net of tax:
  Foreign currency translation adjustment                 (18)           (124)            (27)           (239)
                                                     --------        --------        --------        --------
Comprehensive income (loss)                          $ (1,801)       $ (1,419)       $ (3,002)       $  3,331
                                                     ========        ========        ========        ========




                 See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY
                           PERIOD FROM JANUARY 1, 1998
                                TO JUNE 30, 1999
                                 ($000 omitted)
                                   (Unaudited)




                                                                                                                      Accumulated
                                                                                       Additional                        other
                               Preferred stock                 Common stock             paid in                      comprehensive
                            Shares          Amount         Shares         Amount        capital         Deficit          loss
                            ------          ------         ------         ------        -------         -------          ----
Balance -
  January 1, 1998                --       $      --      1,052,384      $      11      $  94,143      $(150,780)      $    (935)
Net loss                                                                                                   (170)
Accumulated other
  comprehensive loss             --              --             --             --             --             --            (401)
                          ---------       ---------      ---------      ---------      ---------      ---------       ---------
Balance -
  December 31, 1998              --              --      1,052,384             11         94,143       (150,950)         (1,336)
Net loss                                                                                                 (2,975)
Accumulated other
  comprehensive loss             --              --             --             --             --             --             (27)
                          ---------       ---------      ---------      ---------      ---------      ---------       ---------
Balance -
  June 30, 1999                  --              --      1,052,384      $      11      $  94,143      $(153,925)      $  (1,363)
                          ---------       ---------      =========      =========      =========      =========       =========



                 See notes to consolidated financial statements.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 ($000 omitted)
                                   (Unaudited)


                                                                      Three Months                   Six Months
                                                                     Ended June 30,                Ended June 30,
                                                                     --------------                --------------
                                                                  1999           1998           1999           1998
                                                                  ----           ----           ----           ----
Cash flow income from operating activities:
   Net income (loss)                                            $(1,783)       $(1,295)       $(2,975)       $ 3,570
   Adjustments to reconcile net loss to cash
      provided by (used in) operating activities:
     Amortization                                                   467            447            974            893
     Depreciation                                                 1,051            812          2,071          2,071
     Net (gain) loss on sale of assets                               --             --             --         (6,438)
     Unrealized exchange gain (loss)                                (18)          (124)           (27)          (239)
  (Increase) decrease in operating assets:
     Receivables                                                    (11)         1,100            956          3,414
     Inventories                                                    905           (296)         1,180           (454)
     Assets held for disposition                                     --             --             --            500
     Other assets                                                   (17)           226           (491)        (1,097)
   Increase (decrease) in operating liabilities
      Accounts payable                                             (360)        (2,059)          (127)          (538)
      Accrued expense and other liabilities                      (1,947)           (74)         1,682          2,333
                                                                -------        -------        -------        -------
   Net cash provided by (used in) operating activities           (1,713)        (1,263)         3,243          4,015
Cash flows from investing activities:
   Net proceeds from sale of assets                                  --          6,695             --          6,695
   Purchase of software, machinery and equipment                   (248)          (314)          (465)          (418)
   Adjustment due to currency fluctuations                            3             62            (24)            63
                                                                -------        -------        -------        -------
      Net cash provided by (used in) investing activities          (245)         6,443           (489)         6,340
                                                                -------        -------        -------        -------
Cash flows from financing activities:
   Repayment of long-term debt and capital
      lease obligations                                          (1,659)        (3,509)        (3,513)        (5,769)
   Borrowings from (repayment of) revolving loans                 2,974         (1,890)         1,250         (4,150)
   Financing costs                                                   --             --           (150)            --
                                                                -------        -------        -------        -------
     Net cash provided by (used in) financing activities          1,315         (5,399)        (2,413)        (9,919)
                                                                -------        -------        -------        -------
Net increase (decrease) in cash and cash equivalents               (643)          (219)           341            436
Cash and cash equivalents at beginning of period                  1,623          1,040            639            385
                                                                -------        -------        -------        -------
Cash and cash equivalents at end of period                      $   980        $   821        $   980        $   821
                                                                =======        =======        =======        =======

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 ($000 omitted)
                                   (Unaudited)

                                   (Continued)


     Supplemental disclosure of non-cash investing and financing activities:

              Capital lease obligations of $370 and $543 were entered into during the first six months of 1999 and 1998 respectively, to acquire software, machinery and equipment.

              PIK (Payment in Kind") Debentures totaling $7 and $11 were issued in June, 1999 and June 1998, respectively. The PIK Debentures are in payment of accrued interest on the Company's 8% Subordinated Debentures.

     Supplemental disclosure of cash flow information:


                                                                       Three Months                Six Months
                                                                      Ended June 30,             Ended June 30,
                                                                      --------------             --------------
                                                                     1999         1998         1999         1998
                                                                     ----         ----         ----         ----
              Earnings before interest, taxes, depreciation &       $2,816       $3,280       $6,264       $6,294
                  amortization (EBITDA)
              Earnings before interest, taxes & amortization        $1,765       $2,468       $4,193       $4,223
                 (EBITA)
              Cash paid during the period for:
                           Interest                                 $4,789       $5,386       $6,074       $6,893




                 See notes to consolidated financial statements

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1999 AND 1998
                                   (Unaudited)

NOTE A.   UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

         Basis of presentation - The accompanying interim financial statements have been prepared by the Company without audit. These statements include all adjustments which management believes necessary for a fair presentation of the statements and have been prepared on a consistent basis using the accounting policies described in the Summary of Significant Accounting Policies in the notes to the consolidated financial statements included in the Company's 1998 audited financial statements. These policies and notes to consolidated financial statements should be read in conjunction with the accompanying interim financial statements. The interim operating results are not necessarily indicative of the operating results expected for the full year. The accompanying financial statements as of December 31, 1998 are derived from the Company's audited financial statements as of that date.


NOTE B.   DISCONTINUED OPERATIONS:

         In 1997, the Company decided to divest of its payroll and data processing operations. On March 31, 1998, effective as of April 1, 1998, the Company sold its payroll processing operations to Advantage Business Services Holdings, Inc. Safeguard reported a gain of $6.4 million after expenses and payments to third parties. The proceeds from the sale were used to repay a portion of the Revolving Loan and a portion of the Term Loan, and to fund operations. The net assets of the data processing operations were sold at approximately net book value, effective January 1998. Consideration for this sale will be in the form of royalty payments beginning in 1999.

         The net sales from discontinued operations were $2.9 million for the first six months of 1998. The sales and related expenses of the operations were excluded from the determination of the Company's income
         (loss) from continuing operations for the periods presented.

NOTE C.   INVENTORIES:


Inventories consist of the following:

                                                June 30,      December 31,
                                                  1999            1998
                                                  ----            ----
                                                     ($000 omitted)
         Raw Material                            $3,321          $4,380
         Work-in-process                            288             258
         Finished Goods                           2,196           2,347
                                                 ------          ------
                       Total                     $5,805          $6,985
                                                 ======          ======

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1999 AND 1998
                                   (Unaudited)
                                   (continued)


NOTE D.     LONG-TERM DEBT:

         The Company's debt outstanding is as follows:

                                                  June 30,       December 31,
                                                    1999             1998
                                                    ----             ----
                                                       ($000 omitted)
         Revolving Loan - Collateralized         $  18,627        $  17,377
         Revolving Loan                              4,000            4,000
         Term Loan                                   8,000            8,000
         Amended Exchange Loan                       8,617           11,487
         12% Senior Subordinated Notes              65,878           65,878
         8% Senior Subordinated Notes                    1                2
         8% Subordinated Debentures                    201              194
         Capital lease obligations                     471              744
                                                 ---------        ---------
                                                   105,795          107,682
             Less current debt obligations          (7,301)          (6,978)
                                                 ---------        ---------
                      Total                      $  98,494        $ 100,704
                                                 =========        =========


         On June 30, 1999, Safeguard amended the collateralized revolving loan agreement with its bank. The agreement was amended to provide for a short-term $2.5 million overadvance. The overadvance will be repaid in conjunction with a restructuring of the unsecured Revolving Loan and the Amended Exchange Loan. The finalization of this restructuring is scheduled to be completed in August 1999.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
            THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1999 AND 1998


RESULTS OF OPERATIONS

The following commentary presents management's discussion and analysis of the Company's financial condition and results of operations. Certain of the statements included below, including those regarding future financial performance or results, or that are not historical facts, are or contain "forward-looking" information as that term is defined in the Securities Act of 1933, as amended. The words "expect", "believe", "anticipate", "project", "estimate", and similar expressions are intended to identify forward-looking statements. The Company cautions readers that any such statements are not guarantees of future performance or events and such statements involve risks, uncertainties and assumptions, including but not limited to industry conditions, general economic conditions, interest rates, competition, ability of the Company to successfully manage its growth, and other factors discussed below and in the Company's Annual Report for the years ended December 31, 1998 and 1997, and quarterly report for the quarters ended March 31, 1999 and 1998. Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, those actual results and outcomes may differ materially from those indicated in the forward-looking statements. This review should be read in conjunction with the information provided in the financial statements, accompanying notes, the Company's Annual Report for the years ended December 31, 1998 and 1997 and the quarterly report for the quarters ended March 31, 1999 and 1998.

The following table sets forth, for the periods indicated selected financial data as a percentage of net sales.

                                               Three Month Period             Six Month Period
                                                 Ended June 30,                Ended June 30,
                                               1999           1998           1999           1998
                                               ----           ----           ----           ----
Net Sales                                     100.0%         100.0%         100.0%         100.0%
Cost of Sales                                  47.6           47.3           47.0           47.5
                                             ------         ------         ------         ------
Gross profit                                   52.4           52.7           53.0           52.5

Selling and administrative expense             48.8           47.8           48.7           48.6
Other income - distributor receivables         (0.7)          (1.0)          (0.8)          (1.1)
Amortization expense                            1.1            1.1            1.2            1.1
Interest Expense                                7.5            8.0            7.4            8.0
                                             ------         ------         ------         ------
Loss from continuing operations
  before income taxes                          (4.3)          (3.1)          (3.6)          (4.0)
Income tax provision                            0.0            0.0            0.0            0.0
                                             ------         ------         ------         ------
Loss from continuing operations                (4.3)          (3.1)          (3.6)          (4.0)
Discontinued operations:
  Gain on sale of assets                        0.0            0.0            0.0            7.7
  Income from discontinued operations           0.0            0.0            0.0            0.6
                                             ------         ------         ------         ------
Net income (loss)                              (4.3)%         (3.1)%         (3.6)%          4.3%
                                             ======         ======         ======         ======

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
            THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1999 AND 1998


RESULTS OF OPERATIONS - Continued

San Jacinto Holdings Inc. through its wholly owned subsidiary, Safeguard Business Systems, Inc. ("Safeguard"), provides business solutions and services to small businesses through its independent distribution network in the United States and Canada. Through this distribution channel, Safeguard markets pegboard systems, continuous forms and checks, laser forms and checks, advertising specialty products, filing systems, envelopes, and other business products designed for small businesses with less than 50 people on staff. Safeguard is a privately owned company with manufacturing plants in California, Pennsylvania and Georgia.

COMPARISON OF THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1999, AND FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1998.

NET SALES. Net sales from continuing operations for the second quarter of 1999 are $41.3 million which is slightly (0.7% or $300) below the sales level for the second quarter of 1998. For the first six months net sales in 1999 are $83.3 million which is $.06 million (or 0.7%) below sales for the same period in 1998. The sales decline in the first six months of 1999 is due in part to one less workday than in 1998, which results in less time for sales activity and plant production. The sales results reflects a 27.3% growth in laser forms and a 8.6% growth in sourced product sales off-set by a 7.1% decline in manual form sales and a 14.7% decline in computer forms sales. The sales results reflect the anticipated shift in product mix from manual and computer forms sales to laser forms and promotional products. The decline in manual form sales is offset in part by a 6.0% price increase effective January 1999.

The Company's 1999 objectives are focused on the expansion of its distributor network through recruiting new distributors and assisting existing distributors in purchasing customer bases from independent forms dealers interested in selling their businesses. Substantial efforts have occurred in identifying and contacting potential new distributors and form dealers during the first six months of 1999. Negotiations are currently underway with several dealers for the acquisition of their customer bases by existing Safeguard distributors. Seven such acquisitions have closed in 1999 to date with estimated annual revenue of approximately $1.3 million.

GROSS PROFIT. Gross profit is before selling and administrative expenses, including commission expense. Gross profit margins from continuing operations are as follows:

                                        Three Months                 Six Months
                                       Ended June 30,              Ended June 30,
                                     1999          1998          1999          1998
                                     ----          ----          ----          ----
     Manual forms                     60.9%         63.3%         61.7%         62.9%
     Computer and laser forms         51.9          50.7          52.3          49.7
     Sourced products                 38.9          36.4          39.3          38.3
                                    ------        ------        ------        ------
          Total                       52.7%         52.7%         53.0%         52.5%
                                    ======        ======        ======        ======


The profit margin for the second quarter of 1999 remained flat in comparison to 1998 despite the shift in product mix from manual to laser forms and sourced products. The fluctuations in margins by product line are attributable to the order volume changes; manual forms volume declines resulted in fewer orders to absorb fixed overhead costs, and laser forms and sourced product volume increases result in reduced per order fixed overhead costs.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
            THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1999 AND 1998


RESULTS OF OPERATIONS - Continued

The improvement in profit margin for the first six months of 1999 is attributable to a significant reduction in manufacturing overhead costs. The cost reductions are in leased and owned equipment costs related to technological advances in the computer systems implemented in 1997. The Company realized additional manufacturing facility cost savings in 1999 associated with the closure of the Addison, Illinois plant. These cost savings have been offset in part by increases in material, labor and delivery costs.

SELLING AND ADMINISTRATIVE EXPENSE. Selling and administrative expenses are $20.2 million in the second quarter of 1999 compared to $19.9 million for the same period in 1998, representing 48.8% and 47.8% of net sales in each period. For the six months, selling and administrative expenses are $40.6 million in 1999 compared to $40.8 million in 1998, representing 48.7% and 48.6% of net sales in each period. The reduction in selling and administrative costs in 1999 is attributable to strategic reductions in costs throughout the company and efficiencies achieved through technological advancements in the operating system. These cost reduction efforts have been offset in part by additional costs in support of the Company's network expansion initiative. Commissions to independent distributors account for 70% of total selling and administrative costs in 1999 and 1998. As a percent of total sales commission costs have remained constant at approximately 33.5% of net sales.

OTHER INCOME - Distributor Receivables. Other income (cash received greater than carrying value of Distributor receivables) is $0.3 million for the second quarter 1999 and $0.4 million for the same period in 1998, representing 0.7% of net sales in 1999 and 1.0% in 1998. Other income for the six-month period is $0.7 million in 1998 and $0.9 million in 1998. In connection with the Company's purchase price allocation for the acquisition of Safeguard in December 1986, the value assigned to distributor receivables associated with loans and advances previously made by Safeguard to facilitate the purchase of account protection and future income rights by distributors was $4.8 million, net of deferred interest income of approximately $7.8 million. This value was primarily based on an independent valuation of the distributor receivables, which aggregated approximately $26.0 million as of December 31, 1986. Due to the effect of collection and distributor advance policies instituted in 1988, the net distributor receivables balance was reduced to zero by early 1992. Cash collection of this distributor receivable is expected to continue in amounts approximating $1.5 million through the year 2000.

AMORTIZATION EXPENSE. Amortization expense is approximately $450 for the second quarter of 1999 and 1998. Amortization expense is $1.0 million and $0.9 million for the first six months of 1999 and 1998, respectively. The expense consists of the amortization of intangible assets, including excess purchase price over net assets acquired and financing costs.

INTEREST EXPENSE. Interest expense is $3.1 million for the second quarter of 1999 and $3.3 million for the same period in 1998. For the first six months, interest expense is $6.2 million in 1999 in comparison to $6.7 million in 1998. The decrease in interest expense in 1999 is attributable to a reduction in the Company's average outstanding borrowings as a result of principal repayment under the Amended Exchange Loan, and a slight (0.5%) reduction in the Company's borrowing rate under its collateralized Revolving Loan.

INCOME TAX PROVISION. No tax liability is incurred in the United States or Canada as a result of net losses from operations.

                    SAN JACINTO HOLDINGS INC. AND SUBSIDIARY
                      MANAGEMENT DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
            THREE AND SIX MONTH PERIODS ENDED JUNE 30, 1999 AND 1998


LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company's primary source of liquidity has been cash flows generated from operations, availability of operating and capital leases, and borrowing capacity from its primary banking group. The Company's cash flows from its operating activities were $3.2 million during the first half of the year and were primarily used in the financing activities. As of June 30, 1999, the Company had $980 thousand in cash and cash equivalents and had $1.0 million in borrowing capacity under its existing debt structure. These funds were sufficient to aid in satisfying the Company's debt service payments on July 1, 1999. At June 30, 1999, the Company had a working capital deficit of $4.1 million and a ratio of current assets to current liabilities (as defined in the loan agreement) of 1.13:1. The Company's ongoing liquidity requirements for the second half of 1999 will arise from working capital requirements and debt service. Any requirements for capital assets during the second half of 1999 will be primarily through capital or operating leases.


The Company's debt instruments require the Company to meet certain covenants including certain financial ratios. The Company was in default of certain covenants in its bank line and has obtained waivers from its bank group. The Company is currently in compliance with its bank loan agreements. The Company is currently in the process of reassessing its cash flow and operating forecasts. The Company's ability to fund its future obligations is based in large part upon achieving sales growth and margins from a product mix predominantly manufactured by the Company. Failure to meet growth in sales and appropriate product mix margins could diminish the Company's ability to fund its obligations on an ongoing basis. Sales projections and growth in sales for the Company is largely based upon the success of its efforts in the Network Expansion program and the ability of its existing distributors to improve their sales. The Company cannot be assured that sufficient sales will be generated to meet its projections and therefore its cash flow needs. The Company has suspended any further significant capital expenditure for the remainder of 1999 to ensure that it focuses its cash resources on its current obligations.

The Company is also exploring alternatives for obtaining additional working capital. The Company is looking at both additional debt and equity financing. However at this time the Company has not entered into any agreements to obtain any additional capital and there can be no assurances that additional capital will be available to or obtained by the Company.